Exhibit 99.1

April 24, 2017

Update on Investigation Involving Javier López Madrid

LONDON, April 24, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”) confirms that its Executive Chairman, Javier López Madrid, has been questioned by an investigating court (“Audiencia Nacional”)1 in Madrid in relation to an alleged payment in 2007 of €1.4 million by Obrascón Huarte Lain, S.A. (“OHL”) in favor of public officials in the context of the award of a public civil work in the Madrid region, and that no charges have been brought against him.  Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and remains a non-executive director of OHL, and has never held any executive responsibility in OHL.

Mr. López Madrid was called to make a statement by the Spanish police (Guardia Civil) on Thursday, April 20, and travelled from London to Madrid to make himself available as soon as possible. Mr. López Madrid was interviewed by the Spanish police and held until the following day pending a declaration he made before the court on April 21st.  After making the declaration, Mr. López Madrid was released, on condition that he make a Euro 100,000 security bond with the court within seven days. He remains as “investigado” (under investigation by Audiencia Nacional) and the court will now continue its investigation and decide whether to bring any charges against Mr. López Madrid or the other “investigados”.

The allegations do not involve Ferroglobe or Mr. López Madrid’s actions on behalf of Ferroglobe (or its predecessor Grupo FerroAtlántica).

Mr. López Madrid vehemently denies the allegations against him and intends to defend himself vigorously in the matter. The Board of Directors of Ferroglobe has reviewed the developments and all the available information in this legal proceeding, and will monitor any further developments.

1 Under Spanish law, investigations of criminal offences are carried out by courts (rather than prosecutors or other government bodies). For alleged corruption crimes such as those in this investigation, Audiencia Nacional is the applicable court for investigation. So “investigado” refers to a person that is under investigation by a court that acts as a prosecutor in the case, but no charges have been brought against the person.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The company is based in London.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations.  Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain.  As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected.  Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvii) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs.  The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan,  US: +1 917 209 8581,  UK: +44 (0) 7827 227 688

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2017
FERROGLOBE PLC

By:	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary